Exhibit 12.1

American Assets Trust, Inc.
Calculation of Ratios of Earnings to Fixed Charges
(in thousands, except ratios)

	Our Company				Our Predecessor
	For the Nine
	Months Ended	For the Year Ended December 31,
	September 30,
	2014	2013	2012	2011	2010	2009
Calculations of Earnings:
Add:
Pre-tax income (loss) from continuing operations before adjustments for equity investees	21,592	23,239	14,965	14,503	(4,034)	3,501
Fixed charges (including discontinued operations)	47,777	62,809	61,213	57,314	57,211	53,026
Distributed income of equity investees	—	—	—	—	2,714	3,724
Subtract:
Interest capitalized	3,516	2,113	752	—	—	—
Total earnings	65,853	83,935	75,426	71,817	55,891	60,251
Fixed charges:
Interest expenses and capitalized	47,428	62,246	60,547	56,574	56,860	52,691
Interest portion of rent expense	349	563	666	741	351	335
Total fixed charges	47,777	62,809	61,213	57,315	57,211	53,026
Ratio of earnings to fixed charges	1.4	1.3	1.2	1.3	1.0	1.1